

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2023

Swee Guan Hoo
Chief Executive Officer
Energem Corp.
Level 3, Tower 11, Avenue 5, No. 8
Jalan Kerinchi, Bangsar South
Wilayah Persekutuan Kuala Lumpur, Malaysia

> **Re: Energem Corp.**
> **Amendment No. 4 to Registration Statement on Form S-4**
> **Filed April 26, 2023**
> **File No. 333-268716**

Dear Swee Guan Hoo:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 17, 2023, letter.

Amendment No. 4 to Form S-4

General

1. We note a number of blanks and brackets throughout your registration statement. Please revise to provide the incomplete information, with the exception of the shareholder meeting date and related dates, which may be identified in a post-effective amendment. Address, without limitation, the following items:

    • We note that you intend to include the funds in the trust account and the per share redemption price as of the record date; please fill in the brackets to include this information as of the most recent practicable date.

- Fill in data regarding the (i) value of the founder shares, private placement units, and public units and (ii) market price of your shares, public warrants, and units, based on the most recent practicable date.
- Complete disclosure regarding the increase in your fully-diluted share capital and the amount paid to exercise warrants on page 47.
- Address the bracketed dates regarding the combined entity's determination of foreign private issuer status on page 65.
- We note that you intend to provide the number of outstanding shares and Class A shares as of the record date; please revise to provide as of the date of the registration statement (or as of the most recent practicable, if subject to change).
- Address the bracketed per share value assumed by Baker Tilley on page 86.
- Fill in and address the bracketed number of shares that are the subject of proposals 3 and 4.
- Fill in the number of Graphjet employees on page 155.

2. Please revise your summary and risk factors sections to highlight that your auditors have issued a going concern opinion and to disclose the related risks, analogous to your existing disclosure regarding the going concern opinion issued by Graphjet's auditors.

3. Please also include disclosure regarding the notice of noncompliance with Nasdaq's listing requirements, as reported on your Form 8-K filed on April 5, 2023.

Summary Unaudited Pro Forma Condensed Combined Financial Information
Basis of Pro Forma presentation, page 41

4. Please disclose the specific terms and conditions associated with the Equity Incentive Plan shares.

Risk Factors
"We do not have a specified maximum redemption threshold...", page 49

5. We note your response to prior comment 3. However, it does not appear the disclosure on page 49 has been updated. We therefore reissue prior comment 3 in its entirety. Please revise to disclose the amount of Energem Class A Ordinary Shares subject to possible redemption as of the latest balance sheet date (i.e., December 31, 2022).

Beneficial Ownership of Securities, page 119

6. We note that there are additional 5% shareholders reflected in your most recent Form 10-K/A that not reflected on page 119. Please advise or revise. Please ensure that your information is updated as of the most recent practicable date.

Energem's Management's Discussion and Analysis of Financial Condition and Results of Operations, page 156

7.   We note your response to prior comment 4. However, it does not appear the disclosures have been updated. We therefore reissue prior comment 4 in its entirety. Please update your disclosures in the results of operations and liquidity and capital resources sections for the period ended December 31, 2022.

Selected Historical Financial Information of Graphjet, page 159

8.   We note your response to prior comment 5. However, it does not appear the disclosures have been updated. We therefore reissue prior comment 5 in its entirety. Please revise to also present Graphjet's financial information as of and for the three months ended December 31, 2022.

Graphjet's Management's Discussion and Analysis of Financial Condition and Results of Operations
Components of Results of Operations, page 162

9.   We note your response to prior comment 6. However, the EPS amounts on page 163 still appear inconsistent with the amounts disclosed on page F-33. We therefore reissue prior comment 6 in its entirety and ask that you update your disclosure accordingly.

Liquidity and Capital Resources, page 163

10.   We note your response to prior comment 7. However, it does not appear the disclosure has been updated. We therefore reissue prior comment 7 in its entirety. Please revise to disclose in the liquidity and capital resources section the fact that Graphjet's auditor has expressed substantial doubt as to the company's ability to continue as a going concern and describe management's plans to address this circumstance.

Unaudited Pro Forma Condensed Combined Financial Information, page 167

11.   We note your response to prior comment 8. However, it does not appear the disclosures have been updated to address our prior comment. We therefore reissue prior comment 8 in its entirety. Please address the following:

- Disclose any specific cash conditions that need to be satisfied pursuant to the Share Purchase Agreement;
- Discuss whether you are able to meet the net tangible assets and cash requirements under each of the redemption scenarios presented on page 167; and
- Identify a scenario depicting the maximum number (and dollar amount) of Energem Class A shares that may be redeemed to maintain a sufficient amount of net tangible assets after redemption for the business combination to proceed.

Note 6 - Loss per Share, page 171

12.   We note your response to prior comment 11 which states that there are no potentially dilutive shares excluded from the calculations of historical and pro forma net loss per share. Please tell us how you considered the potentially dilutive effects of all outstanding warrants and equity incentive plan shares in your analysis.

Index to Financial Statements, page F-1

13.   We note your response to prior comment 15 and reissue in part. Please disclose Graphjet's fiscal year end in the Notes to the Financial Statements.

Exhibit Index
Exhibit 23.1, page II-2

14.   Please update the consent to refer to the appropriate date of the audit report and the periods covered by that opinion.

Exhibit 23.2, page II-2

15.   Please include a currently dated auditor's consent in your next amendment.

        You may contact SiSi Cheng at 202-551-5004 or Melissa Gilmore at 202-551-3777 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Asia Timmons-Pierce at 202-551-3754 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing

cc: Debbie Klis